UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Kymera Therapeutics, Inc.

(Name of Issuer)

COMMON STOCK, $0.0001 PAR VALUE

(Title of Class of Securities)

501575104

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 501575104	Page 2 of 10 Pages

1.	Name of Reporting Persons Atlas Venture Fund X, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,968,114(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,968,114(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,968,114(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.4%(2)
12.	Type of Reporting Person (See Instructions) PN

(1) As described in Item 4 below, Atlas Venture Fund X, L.P., a Delaware limited partnership (“Atlas X”), Atlas Venture Associates X, L.P., a Delaware limited partnership (“AVA X LP”) and Atlas Venture Associates X, LLC, a Delaware limited liability company (“AVA X LLC” and together with Atlas X and AVA X LP, the “Fund X Reporting Persons”) beneficially own 4,968,114 shares of the Issuer’s Common Stock. All of these shares are directly held by Atlas X. AVA X LP is the general partner of Atlas X and AVA X LLC is the general partner of AVA X LP. Each of AVA X LP and AVA X LLC has voting and dispositive power over the shares held by Atlas X. As such, each of the Fund X Reporting Persons share voting and dispositive power with respect to the shares held by Atlas X.

(2) This percentage is calculated based upon 59,334,397 outstanding shares of Common Stock of the Issuer as of January 9, 2024, as reported in the Issuer’s Prospectus Supplement dated January 4, 2024 with respect to a public offering of the Issuer’s securities (the “2024 Public Offering”) filed with the Securities and Exchange Commission on January 5, 2024, after giving effect to the exercise in full by the underwriters of the Offering of their option to purchase additional shares.

CUSIP No. 501575104	Page 3 of 10 Pages

1.	Name of Reporting Persons Atlas Venture Associates X, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,968,114(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,968,114(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,968,114(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.4%(2)
12.	Type of Reporting Person (See Instructions) PN

(1) As described in Item 4 below, Atlas Venture Fund X, L.P., a Delaware limited partnership (“Atlas X”), Atlas Venture Associates X, L.P., a Delaware limited partnership (“AVA X LP”) and Atlas Venture Associates X, LLC, a Delaware limited liability company (“AVA X LLC” and together with Atlas X and AVA X LP, the “Fund X Reporting Persons”) beneficially own 4,968,114 shares of the Issuer’s Common Stock. All of these shares are directly held by Atlas X. AVA X LP is the general partner of Atlas X and AVA X LLC is the general partner of AVA X LP. Each of AVA X LP and AVA X LLC has voting and dispositive power over the shares held by Atlas X. As such, each of the Fund X Reporting Persons share voting and dispositive power with respect to the shares held by Atlas X.

(2) This percentage is calculated based upon 59,334,397 outstanding shares of Common Stock of the Issuer as of January 9, 2024, as reported in the Issuer’s Prospectus Supplement dated January 4, 2024 with respect to a public offering of the Issuer’s securities (the “2024 Public Offering”) filed with the Securities and Exchange Commission on January 5, 2024, after giving effect to the exercise in full by the underwriters of the Offering of their option to purchase additional shares.

CUSIP No. 501575104	Page 4 of 10 Pages

1.	Name of Reporting Persons Atlas Venture Associates X, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,968,114(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,968,114(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,968,114(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.4%(2)
12.	Type of Reporting Person (See Instructions) OO

(1) As described in Item 4 below, Atlas Venture Fund X, L.P., a Delaware limited partnership (“Atlas X”), Atlas Venture Associates X, L.P., a Delaware limited partnership (“AVA X LP”) and Atlas Venture Associates X, LLC, a Delaware limited liability company (“AVA X LLC” and together with Atlas X and AVA X LP, the “Fund X Reporting Persons”) beneficially own 4,968,114 shares of the Issuer’s Common Stock. All of these shares are directly held by Atlas X. AVA X LP is the general partner of Atlas X and AVA X LLC is the general partner of AVA X LP. Each of AVA X LP and AVA X LLC has voting and dispositive power over the shares held by Atlas X. As such, each of the Fund X Reporting Persons share voting and dispositive power with respect to the shares held by Atlas X.

(2) This percentage is calculated based upon 59,334,397 outstanding shares of Common Stock of the Issuer as of January 9, 2024, as reported in the Issuer’s Prospectus Supplement dated January 4, 2024 with respect to a public offering of the Issuer’s securities (the “2024 Public Offering”) filed with the Securities and Exchange Commission on January 5, 2024, after giving effect to the exercise in full by the underwriters of the Offering of their option to purchase additional shares.

CUSIP No. 501575104	Page 5 of 10 Pages

1.	Name of Reporting Persons Atlas Venture Opportunity Fund I, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 890,148(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 890,148(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 890,148(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.5%(2)
12.	Type of Reporting Person (See Instructions) PN

(1) As described in Item 4 below, Atlas Venture Opportunity Fund I, L.P., a Delaware limited partnership (“AVO I”), Atlas Venture Associates Opportunity I, L.P., a Delaware limited partnership (“AVAO LP”) and Atlas Venture Associates Opportunity I, LLC, a Delaware limited liability company (“AVAO LLC” and together with AVO I and AVAO LP, the “Opportunity Fund Reporting Persons”) beneficially own 890,148 shares of the Issuer’s Common Stock. All of these shares are directly held by AVO I. AVAO LP is the general partner of AVO I and AVAO LLC is the general partner of AVAO LP. Each of AVAO LP and AVAO LLC has voting and dispositive power over the shares held by AVO I. As such, each of the Opportunity Fund Reporting Persons share voting and dispositive power with respect to the shares held by AVO I.

(2) This percentage is calculated based upon 59,334,397 outstanding shares of Common Stock of the Issuer as of January 9, 2024, as reported in the Issuer’s Prospectus Supplement dated January 4, 2024 with respect to a public offering of the Issuer’s securities (the “2024 Public Offering”) filed with the Securities and Exchange Commission on January 5, 2024, after giving effect to the exercise in full by the underwriters of the Offering of their option to purchase additional shares.

CUSIP No. 501575104	Page 6 of 10 Pages

1.	Name of Reporting Persons Atlas Venture Associates Opportunity I, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 890,148(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 890,148(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 890,148(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.5%(2)
12.	Type of Reporting Person (See Instructions) PN

(1) As described in Item 4 below, Atlas Venture Opportunity Fund I, L.P., a Delaware limited partnership (“AVO I”), Atlas Venture Associates Opportunity I, L.P., a Delaware limited partnership (“AVAO LP”) and Atlas Venture Associates Opportunity I, LLC, a Delaware limited liability company (“AVAO LLC” and together with AVO I and AVAO LP, the “Opportunity Fund Reporting Persons”) beneficially own 890,148 shares of the Issuer’s Common Stock. All of these shares are directly held by AVO I. AVAO LP is the general partner of AVO I and AVAO LLC is the general partner of AVAO LP. Each of AVAO LP and AVAO LLC has voting and dispositive power over the shares held by AVO I. As such, each of the Opportunity Fund Reporting Persons share voting and dispositive power with respect to the shares held by AVO I.

(2) This percentage is calculated based upon 59,334,397 outstanding shares of Common Stock of the Issuer as of January 9, 2024, as reported in the Issuer’s Prospectus Supplement dated January 4, 2024 with respect to a public offering of the Issuer’s securities (the “2024 Public Offering”) filed with the Securities and Exchange Commission on January 5, 2024, after giving effect to the exercise in full by the underwriters of the Offering of their option to purchase additional shares.

CUSIP No. 501575104	Page 7 of 10 Pages

1.	Name of Reporting Persons Atlas Venture Associates Opportunity I, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 890,148(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 890,148(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 890,148(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.5%(2)
12.	Type of Reporting Person (See Instructions) OO

(1) As described in Item 4 below, Atlas Venture Opportunity Fund I, L.P., a Delaware limited partnership (“AVO I”), Atlas Venture Associates Opportunity I, L.P., a Delaware limited partnership (“AVAO LP”) and Atlas Venture Associates Opportunity I, LLC, a Delaware limited liability company (“AVAO LLC” and together with AVO I and AVAO LP, the “Opportunity Fund Reporting Persons”) beneficially own 890,148 shares of the Issuer’s Common Stock. All of these shares are directly held by AVO I. AVAO LP is the general partner of AVO I and AVAO LLC is the general partner of AVAO LP. Each of AVAO LP and AVAO LLC has voting and dispositive power over the shares held by AVO I. As such, each of the Opportunity Fund Reporting Persons share voting and dispositive power with respect to the shares held by AVO I.

(2) This percentage is calculated based upon 59,334,397 outstanding shares of Common Stock of the Issuer as of January 9, 2024, as reported in the Issuer’s Prospectus Supplement dated January 4, 2024 with respect to a public offering of the Issuer’s securities (the “2024 Public Offering”) filed with the Securities and Exchange Commission on January 5, 2024, after giving effect to the exercise in full by the underwriters of the Offering of their option to purchase additional shares.

CUSIP No. 501575104	Page 8 of 10 Pages

Item 1(a)	Name of Issuer

Kymera Therapeutics, Inc. (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices

200 Arsenal Yards Blvd., Suite 230
Watertown, MA 02472

Item 2(a)	Name of Person Filing

This Schedule 13G is filed by (i) Atlas Venture Fund X, L.P., a Delaware limited partnership (“Atlas X”), (ii) Atlas Venture Associates X, L.P., a Delaware limited partnership (“AVA X LP”), (iii) Atlas Venture Associates X, LLC, a Delaware limited liability company (“AVA X LLC” and together with Atlas X and AVA X LP, the “Fund X Reporting Persons”), (iv) Atlas Venture Opportunity Fund I, L.P., a Delaware limited partnership (“AVO I”), (v) Atlas Venture Associates Opportunity I, L.P., a Delaware limited partnership (“AVAO LP”) and (vi) Atlas Venture Associates Opportunity I, LLC, a Delaware limited liability company (“AVAO LLC” and together with AVO I and AVAO LP, the “Opportunity Fund Reporting Persons” and together with the Fund X Reporting Persons, the “Reporting Persons”).

Item 2(b)	Address of Principal Business Office or, if none, Residence

300 Technology Square, 8th Floor
Cambridge, Massachusetts 02139

Item 2(c)	Citizenship

Each of Atlas X, AVA X LP, AVO I and AVAO LP is a Delaware limited partnership. Each of AVA X LLC and AVAO LLC is a Delaware limited liability company.

Item 2(d)	Title of Class of Securities

Common Stock, $0.0001 par value per share

Item 2(e)	CUSIP Number

501575104

Item 3

Not applicable.

Item 4	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1

(a) Amount beneficially owned: Atlas X is the record owner of 4,968,114 shares of Common Stock. AVA X LP is the general partner of Atlas X and AVA X LLC is the general partner of AVA X LP. Each of Atlas X, AVA X LP and AVA X LLC has shared voting and dispositive power over the shares held by Atlas X. As such, each of Atlas X, AVA X LP and AVA X LLC may be deemed to beneficially own the shares held by Atlas X.

Amount beneficially owned: AVO I is the record owner of 890,148 shares of Common Stock. AVAO LP is the general partner of AVO I and AVAO LLC is the general partner of AVAO LP. Each of AVO I, AVAO LP and AVAO LLC has shared voting and dispositive power over the shares held by AVO I. As such, each of AVO I, AVAO LP and AVAO LLC may be deemed to beneficially own the shares held by AVO I.

(b) Percent of class: Fund X Reporting Persons and Opportunity Fund Reporting Persons may be deemed to beneficially own 8.4% and 1.5%, respectively, of the Issuer’s outstanding Common Stock, which percentages are calculated based upon 59,334,397 outstanding shares of Common Stock of the Issuer as of January 9, 2024, as reported in the Issuer’s Prospectus Supplement dated January 4, 2024 with respect to a public offering of the Issuer’s securities (the “2024 Public Offering”) filed with the Securities and Exchange Commission on January 5, 2024, after giving effect to the exercise in full by the underwriters of the Offering of their option to purchase additional shares.

CUSIP No. 501575104	Page 9 of 10 Pages

Collectively, the Reporting Persons beneficially own an aggregate of 5,858,262 shares of Common Stock, which represents 9.9% of the Issuer’s outstanding Common Stock. The Fund X Reporting Persons and the Opportunity Fund Reporting Persons are under common control and as a result, the Reporting Persons may be deemed to be members of a group. However, the Reporting Persons disclaim such group membership, and this Schedule 13G shall not be deemed an admission that the Reporting Persons are members of a group for purposes of Section 13 or for any other purposes.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: None of the Reporting Persons have the sole power to direct the vote of the Common Stock.

(ii) Shared power to vote or to direct the vote: Each Fund X Reporting Person shares power to vote or direct the vote of 4,968,114 shares of Common Stock and each Opportunity Fund Reporting Person shares power to vote or direct the vote of 890,148 shares of Common Stock.

(iii) Sole power to dispose or to direct the disposition of: None of the Reporting Persons have the sole power to dispose or to direct the disposition of the Common Stock.

(iv) Shared power to dispose or to direct the disposition of: Each Fund X Reporting Person shares power to dispose or to direct the disposition of 4,968,114 shares of Common Stock and each Opportunity Fund Reporting Person shares power to dispose or to direct the disposition of 890,148 shares of Common Stock.

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6	Ownership of More than Five Percent of Another Person

Not applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8	Identification and Classification of Members of the Group

Not applicable.

Item 9	Notice of Dissolution of Group

Not applicable.

Item 10	Certification

Not applicable.

CUSIP No. 501575104	Page 10 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2024

ATLAS VENTURE FUND X, L.P.

By: Atlas Venture Associates X, L.P., its general partner
By: Atlas Venture Associates X, LLC, its general partner

By:	/s/ Ommer Chohan
Name:	Ommer Chohan
Title:	CFO

ATLAS VENTURE ASSOCIATES X, L.P.

By: Atlas Venture Associates X, LLC, its general partner

By:	/s/ Ommer Chohan
Name:	Ommer Chohan
Title:	CFO

ATLAS VENTURE ASSOCIATES X, LLC

By:	/s/ Ommer Chohan
Name:	Ommer Chohan
Title:	CFO

ATLAS VENTURE OPPORTUNITY FUND I, L.P.

By: Atlas Venture Associates Opportunity I, L.P., its general partner
By: Atlas Venture Associates Opportunity I, LLC, its general partner

By:	/s/ Ommer Chohan
Name:	Ommer Chohan
Title:	CFO

ATLAS VENTURE ASSOCIATES OPPORTUNITY I, L.P.

By: Atlas Venture Associates Opportunity I, LLC, its general partner

By:	/s/ Ommer Chohan
Name:	Ommer Chohan
Title:	CFO

ATLAS VENTURE ASSOCIATES OPPORTUNITY I, LLC

By:	/s/ Ommer Chohan
Name:	Ommer Chohan
Title:	CFO

EXHIBITS

A:	Joint Filing Agreement (Incorporated by reference to Exhibit A to the Schedule 13G/A, filed with the Securities and Exchange Commission on February 14, 2023)